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                           May 4, 2023

       John W. Gamble, Jr.
       Chief Executive Officer
       Equifax Inc.
       1550 Peachtree Street, N.W.
       Atlanta, Georgia 30309

                                                        Re: Equifax Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 13,
2023
                                                            File No. 333-270309

       Dear John W. Gamble:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4 Filed April 13,
2023

       General

   1. We note the amended registration statement on Form F-4 filed by Equifax do Brasil S.A.
                                                        (File No. 333-270310).
Please see the comments issued in connection with that
                                                        registration statement
and make conforming changes to this Form S-4, as appropriate.
 John W. Gamble, Jr.
FirstName
Equifax Inc.LastNameJohn W. Gamble, Jr.
Comapany
May  4, 2023NameEquifax Inc.
May 4,
Page 2 2023 Page 2
FirstName LastName
       Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Richard Aftanas